SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at June 23, 2003

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 23, 2003

* Print the name and title of the signing officer under his signature.

NORTHERN DYNASTY MINERALS LTD.
1020 - 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684-6365 Fax 604 684-8092
1 800 667-2114
http://www.hdgold.com

$5 MILLION FINANCING TO RAPIDLY ADVANCE NORTHERN DYNASTY'S
PEBBLE GOLD-COPPER PROJECT

June 23, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that Northern Dynasty has executed an agreement with Shambhala Gold Limited, a private mining finance company based in the United Kingdom, to complete a $5 million private placement financing. The proceeds will be used to rapidly advance the Pebble gold-copper project in Alaska, USA, including the 50,000 foot diamond core drilling program that recently commenced. This drill program is designed to delineate and expand the higher-grade resource within the huge Pebble gold-copper deposit and to further define significant new porphyry, skarn and vein discoveries made by Northern Dynasty in the 89 square kilometre sulphide system that surrounds the deposit.

Under the terms of the agreement, Shambhala will subscribe for 6,944,445 Units of Northern Dynasty at a price of Cdn$0.72 per Unit for total proceeds of Cdn$5,000,000. Each Unit is comprised of one common share and one warrant exercisable to purchase an additional common share at a price of Cdn$0.90 until June 12, 2004. All shares issued pursuant to the private placement financing and on the exercise of warrants will have a hold period until July 31, 2004. No commissions are payable by Northern Dynasty. The Agreement is subject to regulatory acceptance and shareholder approval to be sought at the adjourned annual and extraordinary general meeting of the Company scheduled for July 14, 2003.

The shares of Northern Dynasty are being acquired by Shambhala for investment purposes. This $5 million financing, the potential exercise of the associated warrants ($6.25 million), and the currently outstanding dilutables ($3.5 million) together with cash on hand ($0.85 million), provides for a cumulative total of $15.6 million in potential financing to facilitate acquisition and rapid advancement of the Pebble project.

On completion of the financing, which is scheduled for July 31, 2003, Shambhala will hold approximately 26% of the issued shares (non-diluted) of Northern Dynasty. Shambhala will also obtain the pre-emptive right to participate in certain types of future equity financing by the Company to maintain its pro-rata interest as long as it controls at least 20% of Northern Dynasty's shares. Shambhala will also be entitled to nominate 2 directors to Northern Dynasty's board and it has agreed that it will vote its shares in favour of Northern Dynasty management while it holds pre-emptive rights. If Northern Dynasty elects to finance the exercise of its right to purchase the Pebble deposit, in whole or part, by way of third party equity financing, then Shambhala has a right of first refusal to take up all or part of the equity portion.

Shambhala, a private mining finance company with in-house technical and financial expertise, was established to take advantage of significant opportunities in the precious metals resource sector. Shambhala's management has an established track record in the identification and acquisition of successful mining properties as well as the formation and financing of resource companies.

A recent resource estimate completed by Snowden Mining Industry Consultants Inc. established that the Pebble deposit is one of the world's largest undeveloped gold and copper resources. The known deposit contains 13.1 million ounces of gold and 6.8 billion pounds of copper within Inferred Mineral Resource estimated by Snowden at 1.0 billion tonnes grading 0.61% copper-equivalent (0.40 grams gold per tonne, 0.30% copper, and 0.015% molybdenum above a cut-off grade of 0.30% copper-equivalent). Importantly, Snowden estimates that the Pebble deposit contains significant amounts of higher-grade resources: 141 million tonnes of 0.67 grams gold per tonne, 0.48% copper and 0.019% molybdenum, or 0.97% copper-equivalent above a cut-off grade of 0.80% copper-equivalent.

Northern Dynasty holds options to purchase a 100% interest (subject to no underlying royalty or back-in rights) in the "Resource Lands" which host the Pebble deposit. It can also earn a minimum 50% interest in the extensive surrounding "Exploration Lands" by completing 60,000 feet of drilling. Northern Dynasty is a Hunter Dickinson Inc. managed company with 19.9 million shares outstanding. Hunter Dickinson Inc. companies have a strong record of success in exploring and developing large gold-copper porphyry projects, several of which have yielded exceptional returns for their shareholders.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit Northern Dynasty's website at www.northerndynasty.com or contact Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.